“Targeting Gold and Uranium”

NEWS RELEASE

BEDROCK ASSAYS IDENTIFY 3 NEW URANIUM DRILL TARGETS,
INCLUDING 2.08% U3O8 IN NEW SAMPLES FROM CROTEAU LAKE.

Dated: October 17, 2006

TSX-V: CXX

Crosshair Exploration and Mining Corp. (TSX-V: CXX) (the “Company”) is pleased to release bedrock assay results from the ongoing exploration program at the Central Mineral Belt Uranium Project in Labrador. These results define three new priority target areas for drilling early in 2007 during the Company’s planned winter drill program. Sample assay values included: up to 2.08% U3O8 in new samples at Croteau Lake; 0.494% U3O8at Armstrong, a new discovery 2.5 km SW of the C Zone resource; and 1.37% U3O8 at Blue Star, another new discovery located 5 kilometers NE of Moran Heights.

The three significant new zones of uranium mineralization were discovered through ground field work and sampling during the past summer exploration program over the 685 sq km Central Mineral Belt property and were first identified by the airborne radiometric survey conducted over the entire property in 2005. Numerous other uranium radiometric anomalies are currently being evaluated to also be advanced to the drilling stage as quickly as possible.

Maps illustrating these new targets have been posted on the company website –http://www.crosshairexploration.com/s/Addenda.asp?ReportID=154182).

Croteau Lake

The Croteau Lake target area, located 15 kilometers west-southwest of the C Zone, was first identified by the airborne radiometric survey and prospecting carried out late in 2005 which located an area of sub-cropping brecciated iron formation that returned 0.19% U3O8 to 0.65% U3O8 from 5 samples.

Exploration this season has produced 17 samples returning assays > 0.1% U3O8 to maximum of 2.087% U3O8 from brecciated iron formation subcrop that is associated with the Aphebian/Helikian unconformity, which also runs through the C Zone and Moran Heights, approximately 15 kilometers and 20 kilometers respectively northeast of Croteau Lake. The distribution of mineralized samples in combination with mapped outcrop and uranium and magnetic geophysical anomalies suggest that the mineralized horizon has a minimum strike length of 500 meters. The mineralization in the zone is also polymetallic, including significant vanadium oxide (up to 0.803%V 2O5), copper (up to 0.51% Cu), silver (up to 9.2 g/t Ag), and gold (up to 422 ppb Au).

The Croteau Lake area was explored by Noranda in the early 1990’s in the search for stratiform lead and zinc mineralization. Noranda carried out line cutting, mapping and ground geophysics followed by diamond drilling (4 holes) but none of the rock or core samples were analyzed for uranium and the property was dropped in 1992.

A 2000 to 3000 meter drill program has been proposed to test this target in 2007 as soon as all data from prospecting and airborne geophysics has been compiled.

Armstrong

The Armstrong occurrence, located less than 500 meters southwest of the Company’s Armstrong base camp, has returned an average grade of 0.303% U3O8 (maximum 0.494% U3O8 ) from 17 grab samples collected over a 200 meter strike length. The mineralization, which is covered by about 30 cms of overburden, is associated with a very weak radiometric response highlighting the masking effects of overburden with respect to airborne radiometric surveys and the potential of weak radiometric signatures in the region to be underlain by significant mineralization. The occurrence is located 2 1/2 km southwest of the Upper C Zone and geophysics suggests that it is potentially a further extension of Upper C Zone mineralization. A portion of the zone which had minimal overburden covering it has been hand trenched and mapped in detail. Chip sampling (20 to 30 cm chips) of the trenched area returned results averaging 0.165% U3O8 to a maximum of 0.343% U3O8. Drilling is planned for Armstrong early in 2007.

Blue Star

Blue Star covers a broad radiometric anomaly centered 5 kilometers northeast of the Moran Heights Zone. Assays from surface grab samples range from 0.068% U3O8 to 1.37% U3O8, while a series of as yet unsourced angular float located up to 1 kilometer up ice have returned a range of samples from 0.064% U3O8 to 1.127% U3O8 with up to 1.4% copper and 123 g/t silver. Uranium mineralization, as well as locally visible chalcopyrite, is hosted by weakly sheared and fractured sandstone and conglomerate, overlying the highly prospective Aphebian/Helikian unconformity that is spatially associated with a number of key prospects on the property. Diamond drilling in 2007 will test several areas within the Blue Star anomaly.

Current Activities

At present, two drill rigs are operating on the property. New targets tested to date in addition to the B Zone and Area 1 are Moran Heights, Madsen Lake, and Area 51 for which results are pending. Exploration will continue at full capacity until winter freeze up in late November.

Tim Froude, Senior Vice President of Exploration for Crosshair, a qualified person under National Instrument 43-101 supervised and directed all work associated with the sampling program. Samples are shipped in sealed bags with numbered lock ties to Eastern Analytical in Springdale, Newfoundland for preparation and assayed for Au, Cu and Ag. Eastern Analytical ships the pulps to Activation Laboratories in Ontario for U and ICP analysis.

About Crosshair

Crosshair is an aggressive uranium and gold exploration and development Company with select projects in Newfoundland and Labrador. The Company has developed into a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador. The 685 sq km Moran Lake Uranium / IOCG Project is host to potentially three significant types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled, shear zone (“Michelin”) and unconformity types of mineralization. In addition, through option agreements with Rubicon Minerals Corporation, Crosshair has secured a position in one of the most prospective massive sulphide districts in Canada as well as a promising early stage high grade gold property at South Golden Promise and Golden Promise.

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

“Mark J Morabito”

President and CEO

Crosshair Exploration & Mining Corp. – Vancouver
T:	604-681-8030
F:	604-681-8039
E:	greg@crosshairexploration.com: or dean@crosshairexploration.com
www.crosshairexploration.com

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Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company’s expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

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